February 22, 2008
Mr. John P. Nolan
Accounting Branch Chief
United States
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Re:	Royal Bancshares of Pennsylvania, Inc. Form 10-K for the Fiscal Year ended December 31, 2006 File No. 0-26366
Dear Mr. Nolan:
     We are responding to your letter, dated September 19, 2007, addressed to Gregg J. Wagner, Chief Financial Officer, relating to our Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the quarters ended March 31 and June 30, 2007. We understand that the purpose of your review of portions of our filing is to assist us in compliance with applicable disclosure requirements and to enhance the overall disclosure of our filing. Royal takes very seriously its disclosure obligations and always strives to provide shareholders with as much transparency as possible in its filings and public statements. We look forward to working with you in this regard.
     For convenience of reference, we have repeated each of your questions or comments, in bold, immediately prior to our related response.
Form 10-K for the Period Ended December 31, 2006
Management’s Discussion and Analysis of Financial Position and Results of Operations, page 24
Financial Condition, page 24
     1. We refer to the first paragraph of the “Allowance for Loan Losses” Section that states the Company’s analysis and review of the allowance includes assumptions as to future delinquencies, recoveries and losses. We also refer to related disclosure in the “Provision for Loan Losses” section on page 28 that states the provision for loan losses is the amount charged for future losses on existing loans. Please tell us and revised future filings to discuss the following:
•	How management’s assumptions regarding the above future credit concerns have been factored into your analysis regarding the adequacy of the allowance for loan losses.

•	The authoritative accounting literature you relied on to conclude that the changes in the allowance for loan losses through the provision are based on future losses and credit events relating to delinquencies, recoveries and losses as opposed to inherent losses on the existing loan portfolio based on historical data and current conditions that evidence impairment on loans. Refer in your response to:
•	The requirements of paragraph 8.a. and paragraph 30 of SFAS 5 regarding the criteria for recognizing impairments to assets at the date of the financial statements;

•	Paragraph 9.35 of the AICPA Audit and Accounting Guide for Depository and Lending Institutions regarding the SFAS 5 prohibition for recognizing loan losses if the events causing the losses have not yet occurred; and

•	Paragraph 13.b. of SOP 01-6 that requires a description of the accounting policies and methodology used to estimate the allowance for loan losses including factors such as historical losses and existing economic conditions that influenced management’s judgment.
     This comment relates to our use of the word “future” when describing estimated losses inherent in the loan and lease portfolios. In our November 29, 2005 response to your comment letter (File No. 0-26366) related to our Form 10-K (for 2004) filed March 16, 2005, we included the revised description of the components of our allowance for loan losses. This description included the use of the word future when we were in fact describing the inherent risk within the portfolios.
     We have reviewed your comments and the authoritative accounting literature you refer to in your comment and will revise our description of the components of our allowance for loan losses to include the term “inherent” rather than “future” in all future filings. We included this change in the Form 10-Q for the quarter ended September 30, 2007, as filed on January 29, 2008.
     2. We refer to the second paragraph of the “Allowance for Loan Losses” section that states $850,000 of the $1.8 million provision taken during 2006 related to specific loans and the remaining $950,000 or 53% of the provision related to loan growth during 2006. Please tell us and in future filings revise this Section to:
•	Discuss any increased credit risk characteristics related to the $109 million or 21% increase in your loan portfolio, such as construction and mezzanine loans, which contributed to the increased provision for loan losses in 2006; and

•	State why you provided in 2005 a $1,000 provision with no similar provision for loan growth considering your loan portfolio increased 8% in 2005 as compared to 2004.
     Your comment concerning the credit risk characteristics related to the growth in loans during 2006 notes the increase in the loan portfolio was $109 million, or 21%. The actual loan growth during 2006 was $53.3 million, or 9.7% (total loans on page 35 of Form 10-K). The following chart provides a distribution of the 2006 provision for loan losses based on loan type.
Allocation of 2006 Provision for Loan Losses

	Impaired/	Non Specific	Non Specific
	Specifically	Mezzanine	Non Mezzanine
(in thousands)	Identified	Loans	Loans	Total

Construction	$—	$501	$148	$649
Residential — R/E	(74)	—	(6)	(80)
Non Residential — R/E	362	172	510	1,044
Multi Family — R/E	—	(112)	(118)	(230)
Commercial & Indust.	—	—	63	63
Consumer Loans	—	—	49	49
Lease Financing	—	—	218	218
Tax Certificates	—	—	25	25
Unallocated	—	—	65	65

Total	$288	$561	$854	$1,803

     Non-mezzanine construction loans have inherent project completion risk and require an economy under which an active sales or rental market is present. Mezzanine construction loans carry similar credit risk characteristics, along with being secured in a subordinate lien position.
     As noted in the chart, construction loans represented $649,000 of the $1.8 million provision for loan losses recorded during 2006. The construction loan provision of $649,000 was primarily the result of the addition of five mezzanine construction loans in the amount of $10.3 million during 2006. The non-mezzanine construction loan provision was $148,000.
     The 2006 provision associated with non-residential real estate loans was $1,044,000. This provision included the specific reserve of $362,000 related to the addition of one non-residential real estate impaired loan during 2006. The remaining non-residential real estate provision in 2006 is due to the non-specific provision of $172,000 related to the non-residential real estate mezzanine loan growth of $3.4 million and non-specific, non-mezzanine provision of $510,000 related to the non-residential real estate loan increase of $48.5 million.
     The $218,000 provision for leases is the result of the $10.8 million increase in leases during 2006.
     The negative residential real estate provision was primarily the result of lower specific reserves and the negative multi-family real estate provision is due to a reduction in loan balances.
     The remaining 2006 loan category provisions were related to the increase or decrease in the individual loan categories experienced during 2006. The 0.10% net charge offs experienced during 2006 did not materially impact the historical provision requirement for any loan category.
     Your second request for information under Comment 2 concerns reconciliation of the $1,000 provision for loan losses in 2005 when the loan portfolio increased 8% during 2005 compared to 2004. The actual loan growth was 17.1% or $80.1 million during this period (total loans on page 35 of Form 10-K). The reason for the low provision in 2005, compared to the actual loan growth in 2005, is the result of the reduction in the allowance for loan losses associated with two impaired loans paid off during 2005 and the allocation of the entire December 31, 2004 unallocated reserve to loan categories during 2005 as a result of the growth in loans.
     The allowance for loan losses related to specific loans at December 31, 2004 of $4.4 million was reduced to $1.7 million at December 31, 2005. This reduction was primarily due to the payoff of two impaired loans during 2005. The total allowance for loan losses for these two loans at December 31, 2004 was $2.8 million and the actual loss on these loans experienced during 2005 was $2.2 million. The resulting $600,000 in additional allowance was used for both the increase in allowance related to the growth in loans and the increase in the allowance related to the growth in the 2005 historical loss reserve. The Company’s $1.4 million unallocated allowance at December 31, 2004 was also used to increase the allowance related to the growth in loans and the increase in the historical loss reserve in 2005. The resulting $2.0 million in reserves from these two factors made it unnecessary for the Company to increase its provision for loan losses above $1,000 in 2005.
     As requested, we will include this disclosure in future filings.
     3. We refer to the second paragraph of the “Allowance for loan losses” section on page 25 that states you have allocated specific reserves of $1.7 million regarding mezzanine loans for $25.9 million as of December 31, 2006. Please tell us and in future filings discuss:
•	The credit impairments related to these loans that resulted in allocating specific reserves for $1.7 million and the basis used to determine the amount of the allocation;

•	The reasons under SFAS 114 for not classifying these specific partially reserved loans as impaired loans as of December 31, 2006; and

•	The basis for not including these loans with allocated specific reserves as part of the non-accruing loans for $6.6 million as of December 31, 2006. Refer to the “Credit Quality” section on page 36.
     Your comment requests information regarding the Company’s decision not to classify $25.9 million in mezzanine loans as impaired under SFAS 114 as of December 31, 2006. At December 31, 2006, the $25.9 million of mezzanine loans were performing loans and, accordingly, were not impaired. The $1.7 million reserve was an aggregate amount for the entire $25.9 million mezzanine loan portfolio representing the formula allowance reflecting historical losses, as adjusted by credit category, per SFAS 5. We felt the disclosure was prudent due to the fact we had experienced growth in this higher risk profile loan portfolio segment during the last few years. The mezzanine loan segment contains loans with similar characteristics, such as risk classification and loan types. Your comment also requests information regarding the basis for not including these loans as part of the non-accruing loans as of December 31, 2006, under the “credit quality” section on page 36 of our 2006 Form 10-K. Because these mezzanine loans were performing loans at December 31, 2006, we do not believe any credit quality disclosure was required.
     As requested, we will include this disclosure in future filings.
Provision for Loan Losses, page 28
     4. We refer to the third paragraph of this section that states management determined no additional provisions were needed for 2005 and 2004 based on its analysis of the reserve for possible losses for these two years according to documentation required under SAB 102. Please revise this section in future filings to address the specific factors that you considered during each fiscal year to determine the adequacy of the increases in the allowance for loans losses through the yearly provision in accordance with SFAS 5 and SFAS 114.
     We agree with your recommendation to revise our description of the determination of the adequacy of our allowance for loan losses in accordance with SFAS 5 and SFAS 114, not according to documentation required under SAB 102. We included the revised disclosure in our Form 10-Q for the quarter ended September 30, 2007, as filed on January 29, 2008.
     As requested, we will include this disclosure in future filings.
Analysis of Allowance for Loan Loss, page 35
     5. We refer to the first paragraph on page 35 that states management has determined the allowance for loan losses based on management’s detailed analysis and review of the loan portfolio. Tell us and in future fillings describe in greater detail your credit classification process.

•	Discuss your loan grading system that identifies the differing risk characteristics and loan quality problems of your loan portfolio, including how loans are categorized into risk categories based on type of loan, risk classification and past-due status.
     Prior to February 20, 2008, the Company used the following criteria to determine risk classifications for its categories of substandard, doubtful and loss loans in accordance with paragraph 9.08 of the “Credit Losses” chapter in AICPA Audit and Accounting Guide for Depositary and Lending Institutions.
     PASS 1.0
     This corresponds with our “PASS” rating and the report is for informational purposes.
     PASS 1.2
     This corresponds with our “PASS” rating and the report is for informational purposes. Updated financial statements are needed for the loan file. This is not a downgrade, but rather an informational rating.
     Substandard
     Substandard loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the repayment and liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Normal repayment from the borrower is in jeopardy, although no loss of principal is envisioned at the time.
     Doubtful
     Loans classified Doubtful have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. Serious problems exist to the point where partial loss of principal is likely. The likelihood of a loss is extremely high, but because of certain important and reasonably specific pending factors that May work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until a more exact status can be determined. Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing or restructuring plans with probability of success.
     Loss
     A loan classified Loss is considered uncollectible and of such little value that the loan’s continuance as a bankable asset is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.
     On February 20, 2008, the Company’s board of directors approved a new nine-point risk grading classification system, common in the financial services industry, which will be implemented immediately. All existing loans previously classified under the previous grading system will be specifically reviewed and re-classified under the new nine-point grading system. All new loans will be classified under the new system by the new Chief Credit Officer position which was added during the fourth quarter of 2007.
     As requested, we will include this disclosure in future filings.
•	Tell us how you implemented the rating system used for regulatory classification purposes (substandard, doubtful and loss) and describe the criteria used to determine the respective risk classifications. Refer to paragraph 9.08 of the Credit Losses chapter in AICPA Audit and Accounting

     Guide for Depository and Lending Institutions.
     The loan review function is outsourced to a third party vendor which applies the Company’s loan rating system to specific credits. See previous response for definitions of Company’s risk classification. Upon completion of a loan review, a copy of any review receiving an adverse classification by the reviewer is presented to the Loan Review Committee for discussion. Minutes outlining in detail the Committee’s findings and recommendations are issued after each meeting for follow-up by individual loan officers. The Committee is comprised of the voting members of the Officers’ Loan Committee. The new position of Chief Credit Officer will be the primary bank officer dealing with the third party vendor during the reviews.
     All loans are subject to initial loan review. Additional review is undertaken with respect to loans providing potentially greater exposure. This is accomplished by:
a.	Reviewing all loans of $1 million or more annually;

b.	Reviewing 25% of all loans from $500,000 up to $1 million annually;

c.	Reviewing 2% of all loans below $500,000 annually; and

d.	Reviewing any loan requested specifically by bank management.
     Loans on the Bank’s Special Assets Committee list are also subject to loan review even though they are receiving the daily attention of the assigned officer and monthly attention of the Special Assets Committee.
     A watch list is maintained and reviewed at each meeting of the Loan Review Committee. Loans are added to the watch list, even though current or less than 30 days delinquent if they exhibit elements of substandard creditworthiness. The watch list contains a statement for each loan as to why it merits special attention, and this list is distributed to the Board on a monthly basis. Loans may be removed from the watch list if the Loan Review Committee determines that exception items have been resolved or creditworthiness has improved. Additionally, if loans become serious collection matters and are listed on the Bank’s monthly delinquent loan or Special Assets Committee lists, they may be removed from the watch list.
     All loans, at the time of presentation to the appropriate loan committee, are given an initial loan “risk” rating by the Chief Credit Officer. From time to time, and at the general direction of any of the various loan committees, the ratings may be changed based on the findings of that committee. Items considered in assigning ratings include the financial strength of the borrower and/or guarantors, the type of collateral, the collateral lien position, the type of loan and loan structure, any potential risk inherent in the specific loan type, higher than normal monitoring of the loan or any other factor deemed appropriate by any of the various committees for changing the rating of the loan. Any such change in rating is reflected in the minutes of that committee.
•	Tell us and discuss in future filings how you considered the following factors in determining your allowance for loan losses:
•	Commercial and construction loans which comprise 91% of your total loan portfolio are subject to higher credit risks due to less collateral value and greater dependency on cash flows from operations to repay loans. Refer to risk factor “Our concentration of commercial and construction loans is subject to unique risks that could adversely affect our earnings” on page 15.
     Management recognizes the higher credit risk associated with commercial and construction loans. As a result of the higher credit risk related to commercial and construction loans, the Company computes its formula allowance (which is based upon historical loss factors, as adjusted) using higher quantitative risk weighting factors than used for its consumer related loans. As an example, the Company applies an internal quantitative risk-weighting factor for construction loans which is approximately three times higher than the quantitative risk-weighting factor used for multi-family real estate loans. These higher economic risk factors for commercial and construction loans are used to compensate for the higher volatility of commercial and construction loans to changes in the economy and various real estate markets.
•	Increased use of higher credit risk mezzanine loans starting in 2005 as authorized by the Federal Reserve Board, which May be subordinated loans unsecured by a trust deed on the property and may preclude a lender from taking ownership of the property and may preclude a lender from taking ownership of the property subject to the loan through foreclosure.
     Management recognizes the higher credit risk associated with mezzanine loans. The Company manages this risk, in part, usually obtaining a mortgage on the project’s real estate property and by having each borrower enter into a personal guarantee to cover the loan amount, but recognizes a subordinate mortgage or a personal guarantee may not cover a possible loss on a mezzanine loan. As a result of the higher credit risk related to mezzanine loans, the Company computes its formula allowance (which is based upon historical loss factors, as adjusted) separately for mezzanine loans within their related loan categories. As an example, the Company applies a quantitative risk-weighting factor for mezzanine multi-family real estate loans that is approximately twice the amount used for non-mezzanine multi-family real estate loans.
•	Credit risks related to new lease financing receivables operations which have increased to $13.4 million in 2006 as compared to $2.5 million in 2005.
     The Company began offering a small ticket leasing product during 2005. Since the Company did not have a history of losses associated with this portfolio, an industry standard loss rate of 2.50% was used for its allowance during 2005. The Company began to use a historical loss rate during 2006 along with an industry rate for a total allowance rate of 2.32%.
     6. We refer to your response to Comment 5 of our letter dated November 10, 2005 in your letter dated November 29, 2005 regarding the 2004 10-K. We note you confirmed, as we previously requested, that the Company will describe in future filings for each period covered in your five-year analysis of loans losses the factors that influenced management’s judgment in determining additions to the allowance for loan losses. Please tell us why you have not been able to comply with the requested disclosure in the 2005 and 2006 10-K as required by Instruction (2) to Section IV.A of Industry Guide 3.
     We acknowledge that the disclosures in the 2005 and 2006 Form 10-K inadvertently did not provide the requested information. In future filings, our disclosure will include the factors that influenced our judgment in determining additions to the allowance for loan losses for each period covered in the five-year analysis of loan losses as required by Instruction (2) to Section IV.A of Industry Guide 3.
     7. Tell us and in future filings provide expanded disclosure of the specific factors for each period covered in the five-year analysis which influenced management’s judgment in determining the amount of additions charged to the allowance for loan losses as required by Instruction (2) to Section IV.A of Industry Guide 3. For example, explain why the Company:
•	Recorded a provision for loan losses for only $6,000 in 2004 when non-performing assets were $9.95 million; and

•	Recorded a provision of only $1,000 in 2005 when the net charge-offs was $2.244 million and nonperforming assets were $8.2 million. Refer to the “Credit Quality” section on page 36.
     We will, in future filings, provide expanded disclosure of the specific factors for each period covered in the five-year analysis which influenced management’s judgment in determining the amount of additions charged to the allowance for loan losses. A specific discussion in this regard, including examples of the type of disclosure which we will include, is set forth below for the periods indicated.
2006

Allocation of 2006 Provisions for Loan Losses

	Impaired/	Non Specific	Non Specific &
	Specifically	Mezzanine	Non Mezzanine
(in thousands)	Identified	Loans	Loans	Total

Construction	$—	$501	$148	$649
Residential — R/E	(74)	—	(6)	(80)
Non Residential — R/E	312	172	560	1,044
Multi Family — R/E	—	(112)	(118)	(230)
Commercial & Indust.	—	—	63	63
Consumer Loans	—	—	49	49
Lease Financing	—	—	218	218
Tax Certificates	—	—	25	25
Unallocated	—	—	65	65

Total	$238	$561	$1,004	$1,803

     As noted in the chart, construction loans represented $649,000 of the $1.80 million provision for loan losses recorded during 2006. The construction loan provision of $501,000 was primarily the result of the addition of five mezzanine construction loans in the amount of $10.3 million during 2006. The non-mezzanine construction loan provision was $148,000.
     The 2006 provision associated with non-residential real estate loans was $1,044,000. This provision included the specific reserve of $362,000 related to the addition of one non-residential real estate impaired loan during 2006. The remaining non-residential real estate provision in 2006 is due to the non-specific provision of $172,000 related to the non-residential real estate mezzanine loan growth of $3.4 million and non-specific, non-mezzanine provision of $510,000 related to the non-residential real estate loan increase of $48.5 million.

     The $218,000 provision for leases is the result of the $10.8 million increase in leases during 2006.
     The negative residential real estate provision was primarily the result of lower specific reserves and the negative multi-family real estate provision is due to a reduction in loan balances.
     The remaining 2006 loan category provisions were related to the increase or decrease in the individual loan categories experienced during 2006. The 0.10% net charge offs experienced during 2006 did not materially impact the historical provision requirement for any loan category.
2005
     This comment concerns reconciliation of the $1,000 provision for loan losses in 2005 when the net charge-offs were $2.244 million and non-performing assets were $8.2 million. The reason for the low provision in 2005 is the result of the reduction in the allowance for loan losses associated with two impaired loans paid off during 2005 and the allocation of the entire December 31, 2004 unallocated reserve to different loan categories during 2005 as a result of the growth in loans. The reported non-accruing assets of $8.2 million included $4.4 million of non-accruing loans and $3.8 million of other real estate owned. As part of a review during the fourth quarter of 2007 of the reported non-performing assets at December 31, 2005, the Company discovered that $4.2 million of impaired loans were not classified as non-accruing loans. The adjusted non-accruing loans at December 31, 2005 were $8.6 million. The $8.6 million of non-accruing loans included $5.6 million of impaired loans with specific reserves of $1.3 million.
     The allowance for loan losses related to specific loans at December 31, 2004 of $4.4 million was reduced to $1.7 million at December 31, 2005. This reduction was primarily due to the payoff of two impaired loans during 2005. The total allowance for loan losses for these two loans at December 31, 2004 was $2.8 million and the actual charge-offs on these loans experienced during 2005 was $2.2 million. The resulting $600,000 in additional allowance was used for both the increase in allowance related to the growth in loans and the increase in the allowance related to the growth in the 2005 historical loss reserve. The Company’s $1.4 million unallocated allowance at December 31, 2004 was also used to increase the allowance related to the growth in loans and the increase in the historical loss reserve in 2005. The resulting $2.0 million in reserves from these two factors made it unnecessary for the Company to increase its provision for loan losses above $1,000 in 2005. The reported non-performing assets of $9.95 million included $4.53 million of non-accruing loans and $5.42 million of other real estate owned.
     The Company’s calculated provision for loan losses of $6,000 was appropriate for 2004. This lower level provision for loan losses was a result of the Company having a $1.4 million unallocated allowance at December 31, 2004. The Company considered the level of non-accruing loans and impaired loans in its analysis of its December 31, 2004 allowance.
2004, 2003 & 2002
     As noted in the 2004 Form 10-K, management assessed the effectiveness of Royal Bancshares’ internal control over financial reporting as of December 31, 2004. Management’s assessment identified the following material weakness in Royal Bancshares’ internal control over the accounting for the allowance for loan losses:
“Royal Bancshares’ analysis of the allowance for loan losses for impaired loans is based in classifications of loans into various categories and loss percentages that are commonly used for regulatory purposes. For non-classified loans, the estimated reserve is based on what Royal Bancshares deems to be appropriate. This estimate is not supported by documentation discussed in the FFIEC’s July 2001 policy statement and SAB No. 102, which include trends in loan categories, such as delinquencies, restructurings, concentrations and volume, and actual charge-off and recovery histories to the net charge-off estimates.”
     Beginning in 2005, the Company implemented the documentation requirements discussed in FFEIC’s July 2001 policy statement and SAB No. 102.
     8. Disclose how the current collateral value of the impaired loans has affected your evaluation of the amount of the impairment charge recognized in the allowance for loan losses and state the frequency of the appraisals made to determine the fair market value of the collateral. Refer to SAB 102 and paragraph 9.17 of the Credit Losses chapter in AICPA Audit and Accounting Guide for Depository and Lending Institutions.
     As noted in the September 30, 2007 Form 10-Q, management assessed the effectiveness of Royal Bancshares’ internal control over financial reporting as of September 30, 2007. Management’s assessment identified the following material weaknesses in Royal Bancshares’ internal control over financial reporting:
     “The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Management assessed the effectiveness of the Company’s internal control over financial reporting as of September 30, 2007 and identified the following material weaknesses in the Company’s internal control over financial reporting related to accounting for impaired loans and their specific related reserves, and accounting for investments in real estate joint ventures and partnerships. The Company did not have adequate internal control over financial reporting to properly account for such impaired loans and their related specific reserves as of September 30, 2007 in accordance with Statement of Financial Accounting Standards No. 114 (SFAS No. 114) and SEC Staff Accounting Bulletin No. 102 (SAB No. 102), due primarily to documentation deficiencies and the failure to obtain updated appraisals. The Company did not have sufficient policies and procedures in place to properly account for investments in real estate joint ventures in accordance to American Institute of Certified Public Accountants Practice Bulletin 1 and for real estate partnerships in accordance to SFAS No. 66, Accounting for Sales of Real Estate and Accounting Research Bulletin No. 51, Consolidated Financial Statements.
     However, in connection with identification of the material weakness described above relating to impaired loans, the Company engaged an independent third party consultant to assist the Company in completing the financial reporting for impaired loans and their related specific reserves as of September 30, 2007 in accordance with SFAS No. 114 and SAB No. 102. The Company has also taken the following steps during the fourth quarter of 2007 to strengthen its, internal control over financial reporting with respect to financial reporting for impaired loans:
•	The Company appointed a new head of its Special Assets Division. This division is responsible for the management of impaired loans.

•	The Company hired a Chief Credit Officer. This new position will have primary responsibility for the credit function in connection with the Company’s lending activities.

•	The Company engaged an independent third party consultant to assist in the preparation of an updated allowance for loan and lease policy. This updated policy includes policies and procedures related to the financial reporting for impaired loans.
     The Company has also revised its policies and procedures relating to accounting for investments in joint ventures and for real estate partnerships.”
     9. Please tell us and in future filings discuss why you have a separate loan classification for Commercial and industrial loans to US addresses.
•	Explain if these loans are for use by entities with U.S addresses but whose operations are abroad.

•	If so, tell us and discuss in future filings the additional credit risks involved in these types of loans and how they are considered in determining the adequacy of the allowance for loan losses.
     This description was used because 100% of our commercial and industrial loans are to entities with U.S. addresses that do not have operations outside the U.S. In future filings, we will not define the commercial and industrial loans as U.S. addresses unless we begin to originate loans outside the U.S.
     10. Tell us and in future filings disclose your accounting policies regarding lease receivables in accordance with SFAS 13 as amended by SFAS 98 and SFAS 145.
     The Company classifies its leases as capital leases, in accordance to Statement of Financial Accounting Standards No. 13, Accounting for Leases, as amended by SFAS 98 & 145. The difference between the Company’s gross investment in the lease and the cost or carrying amount of the leased property, if different, is recorded as unearned income, which is amortized to income over the lease term by the interest method.
     As requested, we will include this disclosure in future filings.
Credit Quality, page 36.
     11. We refer to the second paragraph of the “Allowance for Loan Losses” section on page 24 that states you have allocated a reserve of $1.8 million regarding four loans totaling $6 million that are considered potential problem loans. Please tell us and revise future filings as follows:
•	Discuss the nature and extent of all potential problem loans as defined in Item III.C.2 of Industry Guide 3 in the “Credit Quality” section and describe why management has serious doubts about their ability to comply with the present loan repayment terms which may result in their becoming classifiable as non accrual or past due in the future. Refer to Item III.C.2 of Industry Guide 3 and the “Special Mention” loans described paragraphs 9.09 and 9.10 of the “Credit Losses” chapter in the AICPA Audit and Accounting Guide for Depository and Lending Institutions.

•	State why the $6 million of loans were classified as potential problem loans and not as non accrual or impaired under SFAS 114 in light of the fact that they were allocated a specific reserve equal to 30% of their carrying value.
     We incorrectly used the phrase “potential problem loans,” when it should have read “impaired loans”. These loans were accounted for as impaired loans under SFAS 114. The Company reported impaired loans at December 31, 2006 of $14.6 million. As part of a review during the fourth quarter of 2007 of the reported impaired loans at December 31, 2006, the Company discovered $1.1 million of loans were include in impaired loans in error. The adjusted impaired loans at December 31, 2006 were $13.5 million. The description on page 24 of the Company’s December 31, 2006 Form 10-K should have read: As of December 31, 2006, Royal Bancshares had seven impaired loans totaling $13.5 million with specific allowance of $1.8 million.
     As requested, we will include this disclosure in future filings.
     12. In addition to the non-accrual loans disclosed for each of the past five years, as required by Item III.C.1. of Industry Guide 3, please revise this section in future filings to disclose for each period the aggregate loans in the categories of:
•	“Past due” for accruing loans which are contractually past due 90 days or more as to principal and interests; and
     We will disclose in future filings the aggregate loans in the “Past due” and “Restructured loans” categories for each of the past five years in accordance with Item III.C.1 of Industry Guide 3.
•	“Restructured loans” which are troubled debt restructurings as defined in SFAS 115. Consider in your response the following disclosure:
•	Note A.62 on page 63 states that the Company’s VIE real estate investment company 212 C Associates, refinanced in 2005 debt for $19.1 million.
     To clarify our disclosure in Note A.19, $19.1 million of debt related to 212 C Associates was refinanced with an unrelated, third-party, not with the Company. Therefore, this transaction did not represent a “restructured loan” of the Company as defined in SFAS 15.
•	The “Loans” Section on page 28 of the March 31, 2007 Form 10-Q states the Company’s policy for interest income recognition on impaired loans is to recognized income on currently performing restructured loans under the accrual method.
     We will revise in future filings our disclosure of our policy on interest income recognition on impaired loans. The revised disclosure will read as follows:
“The Company’s policy for interest income recognition on restructured loans is to recognize income on currently performing restructured loans under the accrual method.”
     13. Taking into consideration the increase in 2006 of construction and mezzanine loans in your loan portfolio, please expand your disclosure in future filings to include the following:
•	State the dollar amount and loan category of the major types of non-accruing loans for each year;

•	Discuss the extent to which non-accruing loans are collateralized and the basis for determining the fair value of the collateral; and

•	Discuss any material yearly changes in the types of nonperforming loans which may be indicative of a trend.
     We will expand the disclosure in our future filings to include:
•	the dollar amount and loan category of the major types of non-accruing loans for each year disclosed;

•	a discussion of the extent to which non-accruing loans are collateralized and the basis for determining the fair value of the collateral; and

•	A discussion of any material yearly changes in the types of nonperforming loans which May be indicative of a trend.
     Disclosure to this effect was included in the Form 10-Q for the quarter ended September 30, 2007, as filed on January 28, 2008.
     14. Reconcile for us and in future filings the non-accruing loans balance of $6.6 million in 2006 and $4.4 million in 2005 as compared with the impaired loans amount of $14.6 million and $10 million for 2006 and 2005, respectively, as stated in Note D, Loans on page 74.
     As part of a review during the fourth quarter of 2007 of the reported impaired loans at December 31, 2006, the Company discovered that $1.1 million of loans were included in impaired loans in error. The adjusted impaired loans at December 31, 2006 were $13.5 million. Also as part of such review, the Company discovered that $188,000 of loans should have been included in non-accrual loans. The adjusted non-accruing loans at December 31, 2006 were $6.8 million. The $6.7 million higher balance of impaired loans is described below.
•	One loan in the amount of $4.2 million was classified as impaired at December 31, 2006. As of this date, it was determined that the principal and interest for this loan would be collected in full, as a result of a planned settlement during April 2007. The customer was making regular interest payments and it was determined interest would be paid in full at the April 2007 settlement; therefore, the loan was accruing interest. The principal and interest related to this loan was paid in full on April 6, 2007.

•	One loan in the amount of $3.5 million was classified as impaired at December 31, 2006. As of this date, it was determined that the principal and interest for this loan would be collected in full, as a result of a planned settlement during April of 2007. The interest on this loan was not past due as of December 31, 2006; therefore it was accruing interest. The principal and interest related to this loan was paid in full on April 3, 2007.

•	There was approximately $1.0 million of residential loans classified as non-accrual loans at December 31, 2006.

     As part of a review during the fourth quarter of 2007 of the reported impaired loans at December 31, 2005, the Company discovered that $4.4 million of loans were included in impaired loans in error. The adjusted impaired loans at December 31, 2005 were $5.6 million. Also as part of the review, the Company discovered that $4.2 million of loans should have been included in non-accrual loans. The adjusted non-accrual loans at December 31, 2005 were $8.6 million. The $3.0 million higher balance of non-accrual loans included residential mortgage loans and non-impaired commercial loans.
Financial Statements for the period ended December 31, 2006
Consolidated Statements of Income, page 46
     15. We refer to the Income related to equity investments in real estate line item for $19.4 million in the “Other income” section for 2005 equal to 61 % of net income for that year. In future filings please provide the following disclosure:
•	Revise this line item to separately disclose the following non-recurring sources of income as described in the Consolidated Statement of Cash Flows on page 49:
•	Gain on sale of premises and equipment - VIEs for $16.8 million; and

•	Gain from refinance of assets - VIE for $1.9 million.
•	Revise the Income Statement Data in the “Selected Financial Data” section on page 23 to include similar disclosure and state in a footnote the effects of these transactions on the comparability of the financial statements. Refer to Instruction 2 to Item 301 of Regulation S-K.
     We will revise in future filings the Consolidated Statements of Income presentation of the line item Income related to equity investments in real estate to separately present non-recurring sources of income:

2005
Original Presentation - 2005
Income related to equity investments in real estate	$19,418

Revised Presentation - 2005
Gain on sale of premises and equipment	$16,779
Gain from refinance of assets VIE	1,892
Income related to equity investments in real estate	747

Total	$19,418
     We will revise in future filings Income Statement Data in the “Selected Financial Data” section to include similar presentation above and will state in a footnote the effects of these transactions on comparability of the financial statements in accordance with Instruction 2 to Item 301 of Regulation S-K.
Note A, Summary of Significant Accounting Policies, page 51

1. Basis of Financial Statement Presentation, page 51
     16. We refer to the first paragraph on page 52 that states you adopted the provisions of FIN 46 in 2005 which required you to consolidate your investments in real estate partnerships for which you had previously used the equity method. Please tell us and in future filings describe the FIN46R methodology and authoritative accounting literature you relied on to conclude that the Company was the primary beneficiary of the VIEs described in Note A.19, Variable Interest Entities (VIE) on page 62. Consider in your response the following factors in determining whether the Company exercises control or is the primary beneficiary of the partnerships:
•	The accounting requirements of SOP 78- FSP No. 78-9-1 and EITF Issue No. 04-5 with respect to real estate investments in which the Company is not the general partner and does not appear to have majority control of the real estate partnership.

•	The terms of the real estate partnerships described in Note A.19 provide for a 50% distribution to the Company and 50% to the real estate development company. Discuss the factors considered in determining whether or not the Company exercises control including rights of partners in significant business decisions, board and management representation and authority and other contractual rights of the partners.

•	The development company is the general partner of each project and would be presumed to control the limited partnership unless the limited partners have substantive participating rights under EITF No. 04-5.
     While it is correct that the Company does not have board or management representation and authority in these VIEs, nor could the Company exercise control over significant business decisions, at the time we became involved with each of the VIEs referenced in Note A.19, we were required to determine whether we had a variable interest and, if so, whether we were the primary beneficiary of the VIE. We concluded that we were the primary beneficiary of each of the VIEs described in Note A. 19. To reach this conclusion, we relied on the authoritative guidance set forth in paragraph 14 of FIN 46(R). We are the primary beneficiary of these VIEs because we would absorb a majority of the entity’s expected losses and receive a majority of the expected residual returns of each VIE. This is primarily due to our original capital contributions, to each VIE, being in excess of 50% of total capital contributed.
     We concluded that the accounting requirements of SOP 78-FSP No. 78-9-1 and EITF Issue No. 04-5 with respect to real estate investments in which we were not the general partner were not applicable. We believe this guidance is applicable to limited partnerships or similar entities that are determined not to be VIEs.
6. Loans and Allowance for Loan Losses, page 56
     17. We refer to your response to Comment 8 in your letter dated September 30, 2005 regarding our comment letter dated August 19, 2005 on the 2004 10-K. We note you confirmed in the letter, as we had requested, that the Company follows the effective yield interest method for recognizing interest income and that this will be disclosed in future filings. Please tell us why the 2005 and 2006 10-K does not include the disclosure regarding recognizing interest income using the effective yield method as required by SFAS 91.
     As you noted, we inadvertently did not include disclosure in our 2005 and 2006 10-K that we follow the effective yield interest method for recognizing interest income as required by SFAS 91. Beginning with our December 31, 2007 Form 10-K, we will include this disclosure.
     18. We refer to the fourth paragraph which states that the accretion of unearned discounts on loans has been added to the related interest income. Please tell us and revise future filings to describe your accounting policies regarding the following:
•	Whether you use the effective yield interest method under SFAS 91 to account for nonrefundable fees and cost associated with lending activities such as discounts, premiums and loan origination fees.
     In accordance with SFAS 91, we have and continue to use the effective yield interest method to account for nonrefundable fees associated with lending activities. As described in Note 1 of the Form 10-Q filed for the period ended September 30, 2007, we did not use the effective yield interest method to account for costs associated with lending activities. The correction of this error was reflected in the Form 10-Q filed for the period ended September 30, 2007 and will be reflected in the amended Form 10-Q’s for the periods ended March 31, 2007 and June 30, 2007. We will continue to account for nonrefundable fees and costs associated with lending activities in accordance with SFAS 91 on a prospective basis. Also, we will disclose in future filings that we use the effective yield interest method.
•	How you account for fees and costs in loan restructurings under paragraph 12 of SFAS 91 such as the $19.1 million loan refinanced in June 2005 to a real estate investment company in which the Company had a 50% distribution participation. Refer to Note A. 19. Variable Interest Entities (VIE) on page 63.
     We account for fees and costs in loan restructurings in accordance with paragraph 12 of SFAS 91. If the terms of the new loan resulting from a loan refinancing or restructuring other than a troubled debt restructuring are at least as favorable to the lender as the terms for comparable loans to other customers with similar collection risks who are not refinancing or restructuring a loan with the lender, the refinanced loan is accounted for as a new loan. This condition is met if the new loan’s effective yield is at least equal to the effective yield for such loans. Any unamortized net fees or costs and any prepayment penalties from the original loan shall be recognized in interest income when the new loan is granted.
     To clarify our disclosure in Note A.19, $19.1 million of debt related to 212 C Associates was refinanced with an unrelated, third-party, not with the Company. Therefore, this transaction did not represent a “restructured loan” of the Company as defined in SFAS 15.
19. Variable Interest Entities (VIE), page 62.
     19. We refer to the Gain on sales of premises and equipment — VIE of $16.8 million, equal to 53% of net income for 2005 in the Consolidated Statement of Cash Flows on page 49. Tell us and describe in a footnote in future filings your accounting polices for gain recognition on the sale of real estate by your real estate VIEs in accordance with SFAS 66. Please state in your disclosure the following:
•	If the sales of real property were made to unrelated third parties on a non-recourse basis;
     We will revise our future filings to state that the Gain on sales of premises and equipment — VIE of $16.8 million was the result of the sale of real estate to unrelated third parties on a non-recourse basis.
•	The specific revenue recognition criteria the Company has used to record the gain on sale of real estate under SFAS 66.
     In accordance with paragraph 3 of SFAS 66, we use the full accrual method to recognize profit on real estate sales. With respect to the profit on the referenced sale of real estate, the profit was determinable because, at the time we recorded the profit, we had received cash in excess of the amount of our original investment. Additionally, the earnings process was complete because we were not obligated to perform significant activities after the sale to earn the profit, nor did we have a continuing involvement in the real estate.
•	Assuming the Company has recognized gains based on the full accrual method, please state how you comply with the criteria in paragraphs 5 and 45 of SFAS 66 for gain recognition using the full accrual method with respect to the properties sold by each real estate partnership;
     We complied with the criteria in paragraphs 5 and 45 of SFAS 66 for gain recognition using the full accrual method because, at the time the profit was recorded, we had received cash in excess of the amount of our original investment. Additionally, we transferred to the buyer the usual risks and rewards of ownership in the transaction and did not have continuing involvement with the property.
•	How you determined your proportional interest in the gain realized on each sale or disposition transaction considering the stipulations of the partnership agreement regarding the allocation of profit or loss with respect to sales of real estate.
     We calculated the gain realized on each sale and disposition transaction as cash proceeds received, less our original investment in each real estate partnership, and the calculated gain was in accordance with the terms of the partnership agreement.
•	How you applied the requirements of paragraphs 33 and 34 of SFAS 66 related to equity interests retained by the seller; has an equity interest in the buyer or the buyer is not independent of the seller.
     We were not required to apply the requirements of paragraphs 33 and 34 of SFAS 66 because we did not retain an equity interest in the real estate. We did not have an equity interest in the buyers and buyers were independent from us.
     20. Tell us and discuss in future filings the Company’s accounting policies regarding the following:
•	Acquisition, development and construction costs of the real property in accordance with SFAS 67;

•	Accounting for capitalized interest costs in accordance with paragraph 21 of SFAS No. 34 as amended by SFAS 58; and
     We, together with real estate development companies, formed VIEs to construct various real estate development projects. These VIEs account for acquisition, development and construction costs of the real estate development projects in accordance with SFAS 67 and account for capitalized interest on those projected in accordance with SFAS 34, as amended by SFAS 58. We are consistent with the VIEs in our accounting for the aforementioned items.
•	How real estate projects under development or substantially completed that are to be disposed of by sale are valued under the provisions of SFAS 144.

     To clarify, we have not and do not currently classify any real estate development projects as “held for sale.” Our real estate development projects were and currently are classified as “held for use” because we, based on the terms of our partnership agreements, did not have the authority to approve or commit to a plan to sell the referenced real estate development projects. We value these projects at the their carrying amount and are subject to impairment testing under SFAS 144. Our financial statement presentation was consistent with SFAS 66, 67 and 144.
     21. We refer to the line item Income related to equity investments in real estate in the Consolidated Statements of Income on page 46 for $6.6 million in 2006; $19.4 million in 2005 and $7.1 million in 2004, equal to 31%; 61% and 36% of net income for year, respectively. Please tell us and describe in the footnote in future filings the nature of these recurring income streams and the related revenue recognition policies for income from real estate equity investments, other than from the non-recurring $16.8 million gain on sale of real estate in 2005.
     We will revise in future filings the Consolidated Statements of Income line item Income related to equity investments in real estate to separately present recurring and non-recurring sources of income.
     The recurring Income related to equity investments in real estate reflects the operating income from our investment in variable interest entities. The $7,133,000 and $747,000 of income related to equity investments in real estate earned in 2004 and 2005, respectively was associated with the operating profit earned on these equity investments in real estate. We recognize operating profits earned based on our proportionate interest in each VIE on a monthly basis. The $1,892,000 Gain from refinance of assets VIE earned in 2005 was the result of the VIE refinancing the debt with a third party. This refinancing resulted in a distribution to the Company of its original investments and preferred return for approximately $4.0 million in cash proceeds which resulted in the $1,892,000 gain. The $645,000 gain on equity investments earned during 2006 is the result of the release of $492,000 in funds held in escrow related to the Burrough’s Mill and Brook View VIEs sold during 2006. The remaining $152,500 gain on equity investments earned during 2006 is related to residual earnings recognized through 212 C Associates. 212 C Associates was a VIE that refinanced with another financial institution during 2006. The Company is no longer the primary beneficiary because it no longer has an equity investment at risk. The $5,982,000 of income related to equity investments in real estate is comprised of $2,945,000 of rental income and $3,037,000 of condominium sales proceeds.
     Below is our revised Consolidated Statement of Income presentation: (in thousands)

2006
Original Disclosure - 2006
Income related to equity investments in real estate	$6,627

Revised Disclosure - 2006
Gain on equity investment	$645
Income related to equity investments in real estate	5,982

Total	$6,627

2005
Original Disclosure - 2005
Income related to equity investments in real estate	$19,418

Revised Disclosure - 2005
Gain on sale of premises and equipment	$16,779
Gain from refinance of assets VIE	1,892
Income related to equity investments in real estate	747

Total	$19,418

2004
Original Disclosure - 2004 (No revision necessary)
Income related to equity investments in real estate	$7,133
     22. We refer to the three VIE real estate development companies on page 62 that sold two apartment complexes and one office building in 2005 for an after-tax gain of $10.9 million. We also refer to your related response to Comment 9 in your response letter dated November 29, 2005 regarding the determination of the gain on sale of the two apartment complexes. Please provide us with a revised summary of how the Company determined the $16.8 million gain on the sale of the three investments in accordance with the provisions of SOP 78-9; SFAS 34; SFAS 66 and SFAS 67 taking into consideration the following:
     To clarify our response to Comment 9 in our response letter dated November 29, 2005, no gain was recorded on the sale of the one office building in 2005. Therefore, the total gain on the sale of the two apartment complexes and one office building was $16.8 million
•	How the terms of the partnership agreements regarding the proportional allocation of gain and losses affected the determination of the gain on sale recognized by the Company;
     The terms of the partnership agreements for Brook View and Burrough’s both stipulated that a gain on the sale recognized would be 50% for the Company and 50% for the development company. These terms were used in the calculation of the Company’s gain on the sale for each of these projects.
•	How any differences between the carrying amount of the Company’s investment in the real estate partnership and the equity in the underlying net real estate assets were considered in determining the gain on sale;
     We calculated the gain realized on each sale and disposition transaction as cash proceeds received, less our original investment in each real estate partnership in accordance with the terms of the partnership agreements.

•	How you determined the value of the three properties that were sold in 2005 in accordance with paragraph 34 of SFS 144 and where the carrying value of these properties are recorded in the restated Consolidated Statement of Cash Flows;
     We classified these three properties as “held for use” in accordance with SFAS 144 because, based on the terms of our partnership agreements, we did not have the authority to approve or commit to a plan to sell the referenced properties. We valued the three properties that were sold in 2005 at their carrying amount and the properties are subject to impairment testing under SFAS 144. All transactions related to VIEs are included in the restated Statement of Cash Flows.
•	How the restated disclosure in the Statement of Cash Flows on page 49 relates to the sales transactions of the VIE’s. For example, disclose in your summary how the following new disclosure in the restated Statement of Cash Flow is related to the sale of the three real estate properties in 2005:
•	Net proceeds from sales of premises and equipment -VIE’s for $15.7 million in 2006 and $88.2 million in 2005. Tell us where you have disclosed in Note A.19 the sales transaction that resulted in the net proceeds of $15.7 million in 2006.
     Below is a reconciliation of the $88.2 million Net proceeds from sales of premises and equipment — VIE as noted on the 2005 Company’s restated Statement of Cash Flow:

	Burrough’s Mill	Brook View	Main Street	Total
Gross proceeds	$62,194	$23,698	$5,318	$91,210
Settlement Charges	(1,924)	(888)	(227)	(3,039)

Net proceeds	$60,270	$22,810	$5,091	$88,171

     The $15.7 million Net proceeds from sales of premises and equipment — VIE as noted on the 2006 Company’s Statement of Cash Flow is associated with the Royal Scully Associates, G.P. VIE formed in September 2005. We did not include this disclosure in Note A.19. We will include this disclosure in future filings.
•	Purchases of premises and equipment through VIEs in 2004 and 2005 of $67 million and $58.7 million, respectively. Tell us where you have disclosed in Note A.19 the effect of these purchases in 2004 and 2005 for $125.6 million on the cost of the properties sold and on properties held for sale.
     We did not disclose the effect of the purchases of premises and equipment through VIEs in 2004 and 2005 in the Notes to the Consolidated Financial Statements. We will in future filings include the aforementioned information in Note A.19.
•	Mortgage debt incurred — VIE totaling $121.3 million during 2004 and 2005 and Repayment of Mortgage Debt -VIEs totaling $75.5 million in 2006 and 2005. Explain how the assumption and repayment of these mortgages relate to the disclosure of the three properties sold and to the properties held for sale.

     The $18.0 million Repayment of mortgage debt — VIE as noted on the 2006 Company’s Statement of Cash Flow is associated with the Royal Scully Associates, G.P. VIE formed in September 2005. Below is the detail of Repayment of Mortgage Debt — VIEs for 2004-2005 and 2005-2006, respectively.

Mortgage Debt - VIE	2005	2004
Brookview	—	$12,849,886
Burrough’s Mill	—	$28,595,000
212 C	—	$11,927,546
Main Street	$17,740,457	$2,876,986
Scully Associates	$47,356,441	—

Total	$65,096,898	$56,249,418

Repayment of Mortgage Debt - VIE	2006	2005
Brookview	—	$12,691,523
Burrough’s Mill	—	$29,976,059
212 C	—	$11,927,546
Main Street		$2,876,986
Scully Associates	$18,014,000	—

Total	$18,014,000	$57,472,114
•	Reconcile the total $20.7 million total cash proceeds from the sale of the properties in your response letter dated November 29, 2005 with the $88.2 million of Net cash proceeds from sale of premises and equipment — VIEs in the Consolidated Statement of Cash Flows on page 49.
     The $20,671,299 represents the total 50% share of the Brook View and the Burrough’s Mill distributions after the repayment of the original investment. The $88.2 million of net cash proceeds from sale of premises and equipment — VIE in the consolidated statement of cash flows included the Main Street West VIE and the proceeds prior to the payoff of debt held by third parties.

(In thousands)	Burrough’s Mill	Brook View	Main Street	Total
Gross proceeds	$62,194	$23,698	$5,318	$91,210
Settlement Charges	(1,924)	(888)	(227)	(3,039)

Net Proceeds	$60,270	$22,810	$5,091	$88,171
Third Party Debt	(29,930)	(12,692)	(3,133)	(45,755)
Other Partner Payments	(14,836)	(4,951)	(466)	(20,253)

Distribution to Company	$15,504	$5,167	$1,492	$22,163

Net Proceeds
Burrough’s Mill	$15,504
Brook View	$5,167

Total	$20,671

•	Reconcile the $3.925 million total carrying amount of your investment in the Brookview and the Burroughs Mills real estate companies in your response letter dated November 29, 2005 with the amount of Purchases of premises and equipment through VIEs totaling $125.6 million in the restated Consolidated Statement of Cash Flows.
     The $3.925 million total carrying amount from our November 29, 2005 response is the Company’s investment in the Burroughs Mills VIE paid off at settlement on October 18, 2005. The Company’s investment in the Brook View VIE was $858,885 at settlement date. The $126.6 million Purchases of premises and equipment through VIEs recorded in the 2004 and 2005 cash flow statements are the consolidated purchases of premises and equipment for the four VIEs consolidated in 2004 and the five VIEs consolidated in 2005.
•	Tell us why, based on the analysis in your response letter dated November 29, 2005, no gain or loss appears to have been recorded with respect to the sale of the office real estate of Main Street West Associates in June 2005.
     The proceeds from the sale of the office real estate of Main Street West Associates were used to pay our original investment of $1.1 million and our preferred return of $417,000. The proceeds did not reach a level to recognize a gain on the sale.
     23. We refer to the first paragraph on page 63 that states you recognized $1.8 million of profit as a result of a distribution to the Company of $4 million resulting from refinancing debt for $19.1 million. Explain to us and discuss in future filings:
•	The authoritative accounting literature you relied on to record a $1.8 million gain on the refinancing of a loan to a real estate partnership in which the Company participates with a 50% distribution.

•	The FIN46R methodology you used to determine that as a result of this loan refinancing transaction the Company is no longer the primary beneficiary analysis of the real estate partnership and discontinued consolidation during the second quarter of 2005.
     We calculated that the gain realized on each sale and disposition transaction as cash proceeds received, less our original investment previously recognized income in each real estate partnership, in accordance with the terms of the partnership agreement.
     We concluded we were no longer the primary beneficiary of the 212 C Associates VIE and discontinued consolidation during the second quarter of 2006 because, as a result of the 212 C Associates debt refinancing and subsequent payment to us for our full original investment and preferred return, we no longer had an investment at risk in 212 C Associates.
20. Interest Rate Swaps, page 64

     24. We refer to the $676,000 operating expense recorded during the third quarter of 2005 for the fair value of the interest rate swaps that did not meet the upfront documentation and effectiveness assessment requirement of SFAS 133. Please provide us with your analysis, including the specific authoritative accounting literature you relied on, that supports your subsequent $592,000 reduction by $592,000 of this expense during the fourth quarter of 2006 after you completed the documentation of the effectiveness of each hedge using the shortcut method. Refer in your response to the following:
•	Paragraph 20(a) of SFAS 133 requires that the formal documentation of the hedging relationship be prepared at the inception of the hedging relationship.

•	The assumption of no hedge ineffectiveness and compliance with all the conditions that permit the use of the “short-cut” method under paragraph 68 of SFAS 133 must be documented at the inception of the hedge in order to comply with paragraph 20(b) of SFAS 133 that requires that the hedging relationship be highly effective both at inception of the hedge and on an ongoing basis.

•	The provisions of SFAS 133 preclude the retroactive application of the “long-haul” method of accounting for a hedging relationship, even if the Company would have qualified for its use since inception if the documentation had provided for its use to determine effectiveness of the hedging relationship.
     As disclosed in the 2006 10-K, the Company recorded $676,000 of expense during the third quarter of 2005 (offset against other liabilities) resulting from the recognition of the fair value of interest rate swaps. The recognition of this expense was required because the Company did not meet the upfront documentation and effectiveness assessment requirements of SFAS 133 through September 30, 2005. On October 1, 2005 and each quarter thereafter, Royal Bancshares had completed documentation determining the effectiveness and continues to determine the effectiveness of each interest rate swap using the Volatility Reduction Measure (“VRM”) and not the short cut method as inadvertently disclosed in the 2006 10K. The Company understands and follows Paragraph 20(a) of SFAS 133 requiring all formal documentation to be prepared at the inception of the hedging relationship and the ongoing need to monitor effectiveness.
     The previously recorded liability of $676,000 was subsequently reduced via payments made per the terms of the swap agreements from October 1, 2005 through the period ended December 31, 2006. We disclosed that previously recorded expense was reduced by $592,000 in error, as it was payments made that reduced the liability and not a reversal of the expense. The reduction of the swaps liability had no material impact to the income statement for the year ended December 31, 2006.
     The Company did not use retroactive application of the “long-haul” method of accounting for a hedging relationship, but agrees that that the wording in the 2006 10-K may be confusing to a reader. The Company in future filings will provide more clarity with respect to its treatment of hedging relationships.
Form 10-Q for the three-month period ended March 31, 2007
Management’s Discussion and Analysis of Financial Position and Results of Operations, page 23
Provision for Loan Losses, page 27

     25. We refer to the statement that the allowance for loan losses was $212,000 during the first quarter of 2007 compared to $335,000 during the same period in 2006. Assuming you are referring to the provision for loan losses, pleases tell us and discuss in future filings what specific credit risk factors the Company considered to record the amount of the provision during the first quarter of 2006. Consider in your response the following disclosure regarding non-accrual loans stated on page 28:
•	Non-performing loans increased $15.4 million or 235% to $22 million as of March 31, 2007 compared to $6.5 million as of December 31, 2006.

•	The increase is due to four construction loans that were transferred to non-accrual status for which you state are well collateralized to support your assumption that you will receive payment in full.

•	Tell us how you define what is well collateralized for construction loans which are high risk loans since there is less collateral value and a greater dependency on cash flows from operations to repay loans.

•	Tell us when the Company obtained third-party appraisals to determine the value of the collateral related to these construction loans and how the appraised values were determined to be sufficient to provide for repayment of the principal balance of the loans.

•	Explain how you determined that impaired loans were $29.4 million as compared to $22 million of non performing loans. Discuss the nature and terms of the loans that made up the difference and why they are considered separately.
     During the first quarter of 2007, the bank reduced the specific reserve allocation for an impaired loan by $1.0 million. It was determined the principal and interest for this loan would be collected in full, as a result of a planned settlement during April 2007. The customer was making regular interest payments and it was determined that interest would be paid in full at the April 2007 settlement. The principal and interest related to this loan were paid in full on April 6, 2007. As described below, there were primarily four loans which contributed to the $15.4 million increase in non-accruing loans at March 31, 2007, compared to December 31, 2006. These loans did not require specific reserve allocations. The $1.0 million reduction in a specific reserve allocation for an impaired loan and the $212,000 allowance for loan losses funded the formula allowance reflecting historical losses, as adjusted by credit category for the $26.4 million increase in loans during the first quarter of 2007.
     As part of a review during the fourth quarter of 2007 of the reported impaired loans at December 31, 2006, the Company discovered $188,000 of loans were not included in the reported non-accrual loans in error. The adjusted non-accrual loans at December 31, 2006 that were $6.8 million. Also as part of the review, the Company discovered that $180,000 of loans should have been included in non-accrual loans. The adjusted non-accruing loans at March 31, 2007 were $22.2 million. The $6.7 higher balance of impaired loans is described below:
     Non performing loans increased $15.4 million or 226% to $22.2 million at March 31, 2007 compared to $6.8 million as of December 31, 2006. This increase is primarily the result of transferring two construction loans and two construction mezzanine loans to non accrual status during the first quarter of 2007, as follows:
First Quarter 2007 new non accruing loans:

•	Two loans (one construction and one construction mezzanine loan) representing $8.2 million were related to one customer for a condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007. An appraisal received during the first quarter of 2007 provided a gross retail sellout value of this property which supported its value, therefore the loan did not require a specific reserve allocation.

•	Two loans (one construction and one construction mezzanine loan) in the amount of $6.9 million were added to non accruing status during the first quarter of 2007. These loans are secured by a 36 unit condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007. The Company measured the fair value of this loan based on the observable market price of the condominium building based on the fact there were agreements of sale on 19% of the 36 condominium units, therefore the loan did not require a specific reserve allocation. The customer was waiting for a Certificate of Occupancy and had seven agreements of sale on the condominiums as of March 31, 2007. As of March 31, 2007, the most recent appraisal was from 2004.
     As noted in the September 30, 2007 Form 10-Q, management identified certain material weaknesses in internal control over financial reporting, including the failure to obtain updated appraisals. The Company has revised its polices and procedures to address these matters.
     Upon review, we have concluded the term “well collateralized” should not have been used to describe a construction loan which is a high risk loan and traditionally has less collateral value and a greater dependency on cash flows from operations to repay the loans. More appropriate disclosure in this regard would be: “we believe the collateral is sufficient to cover the loan.” We will use that description in future filings under appropriate circumstances.
     As part of a review of the reported impaired loans at March 31, 2007, the Company discovered $847,000 of loans were included in the reported impaired loans in error. The adjusted impaired loans at March 31, 2007 were $28.6 million. Also as part of the review, the Company discovered $180,000 of loans should have been included in non-accrual loans as of March 31, 2007. The adjusted non-accruing loans at March 31, 2007 were $22.2 million. The $6.4 higher balance of impaired loans is described below:
•	One loan in the amount of $4.2 million was classified as impaired at December 31, 2006. As of this date it was determined the principal and interest for this loan would be collected in full, as a result of a planned settlement during April of 2007. The customer was making regular interest payments and it was determined interest would be paid in full at the April 2007 settlement, therefore the loan was accruing interest. The principal and interest related to this loan was paid in full on April 6, 2007.

•	One loan in the amount of $3.5 million was classified as impaired at December 31, 2006. As of this date it was determined the principal and interest for this loan would be collected in full, as a result of a planned settlement during April of 2007. The interest on this loan was not past due as of December 31, 2006, therefore it was accruing interest. The principal and interest related to this loan was paid in full on April 3, 2007.

•	Non-accruing loans included $1.3 million of residential mortgage loans and non-impaired commercial loans.
     As requested, we will include this disclosure in future filings.

     26. Please tell us what specific events occurred during the first quarter of 2007 that were not present during the year ended December 31, 2006 which caused management to consider that these loans totaling $15.4 million were impaired during the first quarter and not in prior fiscal periods.
     Non performing loans increased $15.4 million or 235% to $22.2 million at March 31, 2007 compared to $6.8 million as of December 31, 2006. This increase is primarily the result of the following:
     Two loans (one construction and one construction mezzanine loan) representing $8.2 million were related to one customer for a condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007.
     Two loans (one construction and one construction mezzanine loan) in the amount of $6.9 million were added to non accruing status during the first quarter of 2007. These loans are secured by a 36 unit condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007. The customer was waiting for a Certificate of Occupancy and had seven agreements of sale on the condominiums as of March 31, 2007. The delay in obtaining the Certificate of Occupancy prohibited settlements.
     27. Please tell us why the loans that resulted in the increase in non-performing loans during the first quarter of 2007 were not disclosed as potential problem loans in the 2006 10-K.
     Two loans (one construction and one construction mezzanine loan) representing $8.2 million were related to one customer for a condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007.
     Two loans (one construction and one construction mezzanine loan) in the amount of $6.9 million were added to non accruing status during the first quarter of 2007. These loans are secured by a 36 unit condominium building. These loans became 90 days past due during the first quarter of 2007 and were classified as impaired during the first quarter of 2007. The customer was waiting for a Certificate of Occupancy and had seven agreements of sale on the condominiums as of March 31, 2007. The delay in obtaining the Certificate of Occupancy prohibited settlements.
Form 10-Q for the six-month period ended June 30, 2007
Management’s Discussion and Analysis of Financial Position and Results of Operations, page 24
Financial Condition, page 32
Loans, page 32
     28. We refer to the $7.1 million increase in total non-accruing loans to $29.1 million as of June 30, 2007 as compared to $22 million as of March 31, 2007. Please tell us why you consider that the provision for loan losses of $371,000 for the six-month period ended June 30, 2007 as compared to the provision for $1.3 million for the same period in 2006 is adequate taking into consideration that 90% of the increase in nonperforming in 2007 is due to $26 million of construction and mezzanine loans which are subject to increased credit risk due to reduced collateral value and greater dependency on cash flows from operations to repay Loans. Refer to risk factor “Our concentration of commercial and construction loans is subject to unique risks that could adversely affect our earnings” on page 15.

     The Company understands the concentration of construction and mezzanine loans are subject to unique risks that could adversely affect earnings. The Company is continuously reviewing the construction and mezzanine loan portfolios. Our review of the residential real estate market found current market conditions continuing to deteriorate during the second quarter of 2007. As a result, we downgraded our economic condition risk factor for residential related real estate loans (including residential construction loans and residential construction mezzanine loans) from an average market to a below average market. This downgrade added an additional 20 basis points, or $343,000 to our reserve for the Company’s residential real estate loan portfolio.
     The increase in non-accruing loans from March 31, 2007 to June 30, 2007 was due to the addition of two construction loans totaling $7.8 million. These loans were classified as impaired during the second quarter of 2007 with a total specific reserve of $307,000. Contributing to the lower provision for loan losses during 2007 was the payment in full of a loan classified as impaired at December 31, 2006. This loan had a specific allowance of $1.0 million at December 31, 2006 which was not required to cover a loss. This $1.0 million in additional allowance was used for both the increase in allowance related to the growth in loans during 2007 and the increase in the 2007 allowance related to the formula allowance reflecting historical losses, as adjusted, by credit category.

     We hope that this information is responsive to your inquiries. If you have any questions regarding this letter, please call the undersigned at (610) 668-4700.
     Also, in connection with responding to your comments, we acknowledge the following:
•	Royal is responsible for the adequacy and accuracy of the disclosures in the subject filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

•	Royal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ROYAL BANCSHARES OF PENNSYLVANIA

/s/ Gregg J. Wagner Gregg J. Wagner
Chief Financial Officer
Enclosures